Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated April 28, 2009, relating to the consolidated financial statements and financial statement schedule of Apogee Enterprises, Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in the Company’s method of accounting for uncertain tax positions, share-based compensation, and defined benefit pension and other postretirement plans as discussed in Note 1 to the consolidated financial statements) and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of the Company for the year ended February 28, 2009.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
June 24, 2009